082-00913

Sainsbury's

RECEIVED

2008 JUL 15 A 6:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 July 2009

09046549

SUPPL

Dear Sir

J Sainsbury Announces: Total Voting Rights & Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 1st July 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

20/001004

justina.marfo

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Angela Morrison

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Angela Morrison

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Angela Morrison

8. State the nature of the transaction
Exercise of an award under the J Sainsbury plc Share Plan 2005.
69,736 shares sold to fund the tax and national insurance liability from the exercise of the award and 100,085 shares retained.

Exercise of an award under the Long term Incentive Scheme 2006 (Value Builder Share Plan)
12,660 shares sold to fund the tax and national insurance liability from the exercise of the award and 18,159 shares retained.

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
169,821 shares acquired under the J Sainsbury plc Share Plan 2005

30,819 shares acquired under the Long term Incentive Scheme 2006 (Value Builder Share Plan)

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
69,736 shares sold under the J Sainsbury plc Share Plan 2005

12,660 shares sold under the Long term Incentive Scheme 2006 (Value Builder Share Plan)

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction

justina.marfo

315.3 pence

14. Date and place of transaction
01 July 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
131,751 shares

16. Date issuer informed of transaction
01 July 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
Philip Davies 0207 695 3681

Name and signature of duly authorised officer or *issuer* responsible for making notification

Philip Davies

DATE OF NOTIFICATION 1 July 2009

1 July 2009

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 June 2009 consists of 1,842,587,124 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,842,587,124.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Philip Davies +44 (0) 20 7695 3681
END

1,842,587,124